CHEMBIO
DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment

Investor Fact Sheet

Ticker Symbol:
NASDAQ:CEMI
www.chembio.com

Business Summary & Investment Highlights

Chembio Diagnostics, Inc. (Chembio), through its wholly-owned subsidiary Chembio Diagnostic Systems, Inc., develops, manufactures, licenses and markets point-of-care testing (POCT) products. Chembio created and patented a new revolutionary technology called Dual Path Platform (DPP®). The technology is addressing critical market requirements in the infectious diseases testing market and other growing markets. Products under development, both OEM and branded, are anticipated to create significant new revenue streams that will add to Chembio's core business of rapid HIV tests.

- Four Consecutive Years of Profitability and Revenue Growth.
- Strategy is to create core business of public health and women's health products to be complemented by OEM and selected out-licensing opportunities.
- Robust pipeline of POCT products for infectious diseases based on Chembio's patented DPP® technology.
- Products developed on DPP® platform include oral fluid HIV test approved by FDA in December 2012. Unique Syphilis test will be undergoing US FDA regulatory evaluations in 2013. Several other products and collaborations in pipeline
- Unique opportunity to participate in nascent U.S. market for OTC HIV tests with multiple product offerings
- Five DPP® products approved in Brazil during 2010-11 are anticipated to generate revenues into 2013.

Selected Financial Information

Stock Information

Ticker Symbol	NASDAQ: CEMI
Price 2/28/13	$5.48
52 Week High	$5.80
52 Week Low	$3.52
Outstanding Shares (MM)	8.09
Market Capitalization (MM)	$44.31
Fully Diluted (FD) Shares (MM)	8.80
Management Holding-FD (MM)	1.62
Ave. Daily Vol. (3 Mos)	39,000

Major Beneficial Holders	Beneficial Shares Owned (000s)
Lawrence Siebert	891
Wellington Management Company, LLP	671

Balance Sheet Data ($000s)	Dec. '12	Dec. '11
Cash	$2,952	$3,011
Accts. Receivable	4,821	2,998
Inventories	2,488	2,300
Other Current Assets	747	682
Total Current Assets	11,008	8,991
Net Fixed Assets	1,428	1,062
Other Assets	4,899	5,432
Total Assets	17,335	15,486
Total Current Liab.	3,378	2,858
Total Other Liab.	82	133
Total Liabilities	3,460	2,991
Total Equity	13,875	12,495
Total Liabilities & Stockholders' Equity	$17,335	$15,486



Selected Comparative Historical Financial Data

$(000s)	2012	2011	2010	2009	2008
			For the Years Ended		
Total Revenues	$25,611	$19,388	$16,705	$13,834	$11,050
Cost of sales	14,821	9,998	8,604	7,974	7,198
Gross Profit	10,790	9,390	8,101	5,860	3,852
	42.1%	48.4%	48.5%	42.4%	34.9%
R&D Expense	4,486	4,878	2,586	2,884	2,605
SG&A Expense	4,852	3,424	2,941	2,659	3,317
Operating Income (Loss)	1,452	1,088	2,574	317	(2,071)
Other Inc. (Expense)	(1)	(12)	(15)	(8)	122
Net Income (Loss)	1,451	1,076	2,559	309	(1,949)
Inc. Tax (Ben.) Prov.	509	(5,133)	-	-	-
Net Income (Loss)	$942	$6,209	$2,559	$309	($1,949)
Net Income (Loss) - per Share	$0.11	$0.73	$0.29	$0.03	($0.25)
Wt. Avg. No. Shares (Millions)	8.615	8.556	8.865	9.38	7.658
Working capital	7,630	6,134	4,560	1,494	1,664
Total assets	17,335	15,486	9,086	6,315	5,915
Total liabilities	3,460	2,991	3,277	3,227	3,338
Equity	13,875	12,495	5,809	3,088	2,577

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
Ph. 631-924-1135
Fax 631-924-2065
www.chembio.com

Investor Relations
Investor Relations
Lippert-Heilshorn & Associates
Anne-Marie Fields, Vice President
(212) 838-3777
AFields@lhai.com

Company Contact
Susan Norcott
631-924-1135 x125
Snorcott@chembio.com



CHEMBIO
DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment



DPP® Technology
Competitive Advantages For POC Testing

- **Improved Sensitivity** - enabled by more efficient binding method
- **Easier Multiplexing** - due to even and direct distribution of sample to multiple test lines
- **Enhanced Sample Control** - as result of independent sample migration path
- **Clearer Results** - efficient binding allows for improved functionality of instruments for reading and reporting of qualitative or quantitative results

Chembio's Dual Path Platform (DPP®)
Patented in 2007







Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Alere North America, Inc.

Senior Management Team

Lawrence A. Siebert, Chairman & CEO, over 25 years of management and financing experience

Richard J. Larkin, CFO, over 25 years of operational and financial experience

Javan Esfandiari, SVP R&D, over 15 years of experience in development of in-vitro point-of-care products

Independent Directors

Katherine Davis - Former Lieutenant Governor and numerous other leadership positions for the State of Indiana; former senior executive of Cummins, Inc. (NYSE:CMI)

Dr. Gary Meller - Broad experience in medical and information technology and pharmaceutical product development

Dr. Barbara DeBuono - Former New York Commissioner of Health and Rhode Island Director of Health; other positions in domestic and international medical services

Dr. Peter Kissinger - Has founded and/or led 3 biotechnology and/or biomedical technology companies, including a publicly-traded NASDAQ company

